EXHIBIT 99.1

Three-Year Follow-Up Data From Lombard Medical Aorfix(TM) PYTHAGORAS Pivotal Trial Presented at 42nd Annual VEITHsymposium(TM)

Longer-Term Positive Outcomes in Abdominal Aortic Aneurysm Patients With Standard and Challenging Anatomies Reinforce the Broad Clinical Value of Aorfix

IRVINE, Calif., Nov. 30, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), presented efficacy and safety data from the three-year follow up of the U.S. PYTHAGORAS pre-marketing approval (PMA) trial of Aorfix™, the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations from 0 to 90 degrees. The data was presented at the VEITHsymposium™ on November 19, 2015.

The data, presented by Mark F. Fillinger, M.D., principal investigator of the Aorfix PYTHAGORAS trial, Director of Vascular Surgery Training Programs, and Professor of Surgery at Geisel School of Medicine, Dartmouth, at the VEITHsymposium, showed 100% freedom from Type I & III endoleaks, 92.9% freedom from aneurysm sac expansion and 92.9% freedom from device migration in patients with 60 to 131 degree aortic neck angulations, a group typically considered difficult-to-treat and associated with poor treatment outcomes.  Freedom from all-cause mortality was 78.1% in this group.  Results for the patient group with more standard neck anatomy, including neck angulations less than 60 degrees, were equally impressive.  Freedom from sac expansion was 93.0% in this group, while freedom from all-cause mortality was 86.6%. Freedom from device migration was 95.2% for this subset of patients.

Dr. Fillinger commented that because more than 80% of PYTHAGORAS patients had now reached five-year follow-up he was able to present Kaplan-Meier analyses to five years.  These indicated 96.5% freedom from AAA-related mortality and 98.0% freedom from sac rupture at the fifth year.  Dr. Fillinger showed that the Aorfix Kaplan-Meier data, collected from patients in whom 69% had neck angulation ≥ 60 degrees, was virtually identical to results obtained with competitor stent grafts in patients in whom no aortic necks had an angle greater than 60 degrees (Zwolak, R. M. (2005).  Lifeline registry of endovascular aneurysm repair. Journal of Vascular Surgery).

"Aorfix continues to demonstrate long-term clinical durability as reflected by our positive three-year outcomes from our PYTHAGORAS premarketing approval study which continue to reinforce the solid clinical performance and safety of Aorfix in patients with challenging anatomies," continued Lombard CEO Simon Hubbert.  "Aorfix is proving to be effective over the long term in treating patients with highly-angulated necks and those more typical AAA anatomies involving patients with angulations below 60 degrees."

The PYTHAGORAS study formed the basis of the FDA approval of Aorfix.  The controlled, prospective, non-randomized, multi-center study evaluated 218 patients, a majority of whom had neck angles between 60 to 90 degrees.  Lombard anticipates publication of the five-year outcomes in 2016 and continues to collect data on effectiveness and safety for up to five years post-implant.

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800 Tel: +1 949 748 6764
Pure Communications Matthew H Clawson Susan Heins (Media)	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com